UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

PRESS RELEASE

COSAN LIMITED (NYSE: CZZ) (“Cosan” or “Company”) hereby informs its shareholders and the market in general that:

➣

On December 21, 2018, Cosan S.A. (B3: CSAN3) (“Cosan S.A.”), its subsidiary, entered into an Investment Agreement with affiliates of CVC Fund VII (“Investor”), through which the Investor will make a primary capital increase into Cosan Lubes Investments Limited (“Moove”), a subsidiary of Cosan S.A. with its registered office in England. The total amount of the capital increase will be up to BRL 562 million, through the issuance of new common shares representing approximately 30% of Moove’s capital, subject to customary working capital and net debt adjustments, implying a total EV of BRL 1,980 million. Of the total capital increase, Moove will receive BRL 434 million on the closing of the Transaction and up to BRL 128 million until 2021 if certain targets defined in the Investment Agreement are met, without any change in the respective ownership interests.

On March 29, 2019, the transaction was concluded between the Investor and Moove.

➣

On March 8, 2019, Cosan S.A. informed its shareholders and the market in general that the voluntary tender offer auction was held on this date for acquisition of class-A preferred shares issued by Companhia de Gás de São Paulo – Comgás (“Comgás”), and 19,496,165 Preferred Shares were acquired by Cosan S.A., representing approximately, 14.77% of Comgás’ capital stock, by the price of eighty-two Reais (R$82.00) per share (“Price per Share”).

The settlement of voluntary tender offer took place on March 13, 2019. Since Cosan S.A. acquired more than two thirds (2/3) of the outstanding Preferred Shares, pursuant to Paragraph 2, Article 10 of CVM Instruction No. 361, the holder intending to sell his Preferred Shares to the Company may file a request with the Company for this purpose, within a three (3) month period following the Auction, i.e., between this date and June 8, 2019.

➣

On March 28, 2019, Cosan Logística S.A. (B3: RLOG3) (“Cosan Log”), CZZ’s subsidiary, announced to the market that Rumo S.A. (B3: RAIL3) (“Rumo”), company controlled by Cosan Log, had its economic proposal ranked first in the international Bidding no. 02/2018 promoted by Brazil’s National Land Transportation Agency (“ANTT”), the scope of which is the sub-concession of the public railway cargo transportation service, associated to exploration of the infrastructure of a railway network located between the cities of Porto Nacional (state of Tocantins – TO) and Estrela d’Oeste (state of São Paulo – SP), on the stretches between (i) Porto Nacional (TO) and Anápolis (state of Goiás – GO); and (ii) Ouro Verde de Goiás (GO) and Estrela d’Oeste/SP.

The amount of Rumo’s economic proposal was R$ 2,719,530,000.00, corresponding to the Sub-concession’s grant amount to be paid as follows : (i) five per cent (5%) within forty-five (45) days from publication of the decision made by Brazil’s National Land Transportation Agency (“ANTT”), which will confirm the result of the Bidding; and (ii) ninety-five per cent (95%) in one hundred twenty (120) quarterly installments, calculated in accordance with the Sub-concession agreement. The final decision regarding the winner of the Bidding was announced by ANTT on April 4th, 2019, after all stages set out in the auction notice were completed, including an examination of the Rumo’s licensing documents. Cosan Log will keep the market informed of any major developments in the project, in accordance with the applicable regulations and laws.

São Paulo, April 15, 2019

Marcelo Eduardo Martins

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2019

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial and Investor Relations Officer